

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 16, 2010

Via U.S. Mail

William Threadgill
President
Synthetic Fixed-Income Securities, Inc.
One Wachovia Center
301 South College Street
Charlotte, NC 28288

>   **Re: STRATS Trust for News Corp. Securities, Series 2006-4**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 27, 2009**
>   **File no. 001-33017**

Dear Mr. Threadgill:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Regards,

                                        Amanda Ravitz
                                        Branch Chief – Legal